Exhibit (d)(3)

AMENDED AND RESTATED

APPENDIX B

TO IVY NEXTSHARES INVESTMENT MANAGEMENT AGREEMENT

This Amended and Restated Appendix B (“Appendix B”) to the Ivy NextShares Investment Management Agreement dated September 1, 2016 (the “Agreement”), is effective as of October 31, 2017, and supersedes any prior Appendix B to the Agreement.

FEE SCHEDULE

A cash fee computed each day on the net asset value for each Fund at the annual rate listed below:

Ivy Focused Energy NextShares

A cash fee computed each day on the net assets of the Fund at the annual rate of 0.85% of net assets.

Ivy Focused Growth NextShares

A cash fee computed each day on the net assets of the Fund at the annual rate of 0.75% of net assets.

Ivy Focused Value NextShares

A cash fee computed each day on the net assets of the Fund at the annual rate of 0.75% of net assets.